Exhibit 99.3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONNECTED TRANSACTION

PROPOSED CAPITAL INCREASE OF CNPC FINANCE

INTRODUCTION

The Board is pleased to announce that, on 13 June 2019, CNPC, the Company, CNPC Capital and CNPC Finance entered into the Capital Increase Agreement, pursuant to which, the registered capital of CNPC Finance will be increased from RMB8,331.2500 million to RMB20,000.0000 million, which comprises: (i) Portion 1 of RMB8,064.0231 million, which will be converted directly from current capital reserve of the Target Company, and (ii) Portion 2 of RMB3,604.7269 million, which are offered to be subscribed in cash by the Existing Shareholders in proportion to their respective shareholdings in CNPC Finance. Upon completion of the Proposed Capital Increase, the shareholding of equity interests in CNPC Finance held by the Existing Shareholders remains unchanged.

LISTING RULES IMPLICATIONS

As at the date of the announcement, CNPC is the controlling shareholder of the Company and is a connected person of the Company under Chapter 14A of the Listing Rules. CNPC Finance is a subsidiary of CNPC and thus constitutes a connected person of the Company by virtue of being an associate of CNPC. Accordingly, the proposed investment by the Company in CNPC Finance as part of the Proposed Capital Increase constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As the highest percentage ratio in respect of the proposed investment exceeds 0.1% but is less than 5%, the proposed investment by the Company is subject to the reporting and announcement requirements but is exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

I.	INTRODUCTION

The Board is pleased to announce that, on 13 June 2019, CNPC, the Company, CNPC Capital and CNPC Finance entered into the Capital Increase Agreement, pursuant to which, the registered capital of CNPC Finance will be increased from RMB8,331.2500 million to RMB20,000.0000 million.

II.	CAPITAL INCREASE AGREEMENT

1.	PRINCIPAL TERMS OF THE CAPITAL INCREASE AGREEMENT

Date	:	13 June 2019

Parties	:	CNPC; the Company; CNPC Capital; and CNPC Finance (as the Target Company)

Proposed Capital Increase of CNPC Finance	:

Pursuant to the Capital Increase Agreement, the registered capital of the Target Company will be increased from RMB8,331.2500 million to RMB20,000.0000 million, which comprises

(i) Portion 1 of RMB8,064.0231 million, which will be converted directly from current capital reserve of the Target Company; and

(ii)  Portion 2 of RMB3,604.7269 million, which are offered to be subscribed in cash by the Existing Shareholders in proportion to their respective shareholdings in CNPC Finance.

The Proposed Capital Increase will be conducted in the form of conversion from current capital reserve of the Target Company and pro-rata contributions by the Existing Shareholders in proportion to their current shareholdings in CNPC Finance. The shareholding of equity interests in CNPC Finance held by the Existing Shareholders will remain unchanged upon completion of the Proposed Capital Increase.

Conversion of Capital Reserve	:	In relation to Portion 1 of the increased registered capital of CNPC Finance, CNPC, the Company and CNPC Capital shall nominally contribute RMB3,225.6092 million, RMB2,580.4874 million and RMB2,257.9265 million, respectively. However, such nominal contribution will be satisfied by conversion directly of RMB8,064.0231 million capital reserve of the Target Company in proportion to the respective shareholdings of the Existing Shareholders in CNPC Finance.

Proposed Investments by the Existing Shareholders		In relation to Portion 2 of the increased registered capital of CNPC Finance, CNPC, the Company and CNPC Capital shall contribute RMB5,600.0000 million, RMB4,480.0000 million and RMB3,920.0000 million, respectively, of which, a total of RMB3,604.7269 million will be credited as registered capital of CNPC Finance and a total of RMB10,395.2731 million will be credited as capital reserve of CNPC Finance.

Conditions precedent	:

The effectiveness of the Capital Increase Agreement is conditional upon fulfilment in full of the following conditions:

(i) the Proposed Capital Increase having been effectively approved by competent internal authorities of each of the Existing Shareholders;

(ii)  the Proposed Capital Increase, including but not limited to, (a) the capital increase plan, (b) the changes of its registered capital and amendments to its articles of association due to the capital increase, and (c) other matters relating to the capital increase, having been effectively approved by competent internal authority of CNPC Finance; and

(iii)  all undertakings, representations and warranties made by each party under the Capital Increase Agreement are true and accurate.

Payment schedule	:	CNPC, the Company and CNPC Capital shall pay their respective subscription monies within 15 Business Days after the fulfilment of the above-mentioned conditions.

Transitional Period	:

(i) during the transitional period, all gains and losses of CNPC Finance shall be shared or borne by the Existing Shareholders in proportion to their shareholding in CNPC Finance;

(ii)  from the Closing Date, all gains and losses of CNPC Finance shall be shared or borne by CNPC, the Company and CNPC Capital in proportion to their shareholding in CNPC Finance;

(iii)  contingent liabilities of CNPC Finance arising due to reasons subsisting prior to the Closing Date, as well as operating losses of CNPC Finance arising due to reasons subsisting prior to the Closing Date and failing to be recognized under accounts prior to the Closing Date shall be borne by the Existing Shareholders in proportion to their shareholding in CNPC Finance.

2.	BASIS OF CONSIDERATION

The consideration (i.e. the investment amount contributed by the Existing Shareholders) was determined after arm’s length discussion between the Existing Shareholders, taking into consideration, among others, the entire shareholders’ equity interests and registered capital of CNPC Finance as of the Reference Date and the amount of capital reserve converted into registered capital under the Proposed Capital Increase.

3.	SHAREHOLDING STRUCTURE OF CNPC FINANCE

The Proposed Capital Increase will be conducted in the form of conversion from current capital reserve of the Target Company and pro-rata contributions by the Existing Shareholders in proportion to their current shareholdings in CNPC Finance and the shareholding of equity interests in CNPC Finance held by the Existing Shareholders will remain unchanged upon completion of the Proposed Capital Increase.

The following diagram sets out the shareholding structure of CNPC Finance immediately before and after completion of the Proposed Capital Increase:

	Immediately before the completion of the Proposed Capital Increase		Immediately after the completion of the Proposed Capital Increase
Name of shareholder	Registered capital of CNPC Finance	Percentage	Registered capital of CNPC Finance	Percentage
	(in RMB)		(in RMB)
CNPC	3,332,500,000	40%	8,000,000,000	40%
The Company	2,666,000,000	32%	6,400,000,000	32%
CNPC Capital	2,332,750,000	28%	5,600,000,000	28%
Total	8,331,250,000	100%	20,000,000,000	100%

4.	FINANCIAL INFORMATION OF CNPC FINANCE

Based on the audited consolidated financial statements of the Target Company for the financial years ended 31 December 2017 and 2018 prepared in accordance with the PRC GAAP, the net profits before and after taxation for the financial years ended 31 December 2017 and 2018 are set out below:

	For the year ended 31 December 2017	For the year ended 31 December 2018
	(in RMB)	(in RMB)
Profit before taxation	8,764,259,795.09	9,176,521,838.33
Profit after taxation	7,286,473,922.41	7,582,379,884.73

Based on the audited consolidated financial statements of the Target Company for the year ended 31 December 2018 prepared in accordance with the PRC GAAP, the net assets of the Target Company as at 31 December 2018 was approximately RMB66,245,526,935.87.

5.	REASONS FOR AND BENEFITS OF THE PROPOSED CAPITAL INCREASE

The Proposed Capital Increase is beneficial to enhance the investment returns of the Company and make better use of the high-level, highly efficient funds and financial management services of CNPC Finance, and thus is of positive strategic significance to the Company as following:

(i)

upon completion of the Proposed Capital Increase, the shareholding structure of CNPC Finance will remain unchanged, which is propitious for the Company to share steady and remarkable investment returns of CNPC Finance;

(ii)	the Proposed Capital Increase will strengthen the overall strength and profitability of CNPC Finance, which will in return provide more opportunities for better financial returns of the Company; and

(iii)

the Company will benefit from more efficient and low-cost finance management and financial services provided by CNPC Finance domestically and overseas, as well as improving the overall operation results of the Company.

Based on the above, the Directors (including the independent non-executive Directors) consider that the terms of the Capital Increase Agreement are fair and reasonable, and in the interests of the Company and the shareholders of the Company as a whole.

6.	LISTING RULES IMPLICATION

As at the date of the announcement, CNPC is the controlling shareholder of the Company and is a connected person of the Company under Chapter 14A of the Listing Rules. CNPC Finance is a subsidiary of CNPC and thus constitutes a connected person of the Company by virtue of being an associate of CNPC. Accordingly, the proposed investment by the Company in CNPC Finance as part of the Proposed Capital Increase constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As the highest percentage ratio in respect of the proposed investment exceeds 0.1% but is less than 5%, the proposed investment by the Company is subject to the reporting and announcement requirements but is exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Due to their positions in CNPC and/or its associates, each of Mr. Wang Yilin, Mr. Zhang Wei, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Jiao Fangzheng, Mr. Duan Liangwei and Mr. Hou Qijun, has abstained from voting on the Board resolution approving the Proposed Capital Increase.

7.	INFORMATION OF THE PARTIES

(i)	The Company

The Company is a joint stock limited company incorporated on 5 November 1999 under the Company Law as a result of the restructuring of CNPC. The H Shares, ADSs, and A Shares of the Company are listed on the Hong Kong Stock Exchange, the New York Stock Exchange, and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries engage in a broad range of petroleum and natural gas activities including the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products; the sale and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

(ii)	CNPC

CNPC is the controlling shareholder and a connected person of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司), in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

(iii)	CNPC Capital

CNPC Capital is a limited liability company incorporated in the PRC, which primarily engages in the businesses of project investment, investment management, asset management, investment consultant and property management. CNPC Capital is a subsidiary of CNPC.

(iv)	CNPC Finance

CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital and is a connected person of the Company. As approved by the People’s Bank of China and the China Banking and Insurance Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group and the Group, providing entrusted loan and entrusted investment services to members of the CNPC group and the Group, bill acceptance and discounting for members of the CNPC group and the Group, internal fund transfer and settlement among members of the CNPC group and the Group and relevant internal settlement and clearance plans designing, taking deposits from members of the CNPC group and the Group, providing loans to members of the CNPC group and the Group, underwriting corporate bonds of members of the CNPC group and the Group, and investment in marketable securities.

III.	DEFINITION

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“associate(s)”	has the meanings ascribed to it under the Listing Rules

“A Share(s)”	the ordinary share(s) issued by the Company to domestic investors for subscription and trading and denominated in RMB, which are listed on the Shanghai Stock Exchange

“Board”	the board of Directors

“Business Day(s)”	any day other than (1) Saturday and Sunday, (2) public holidays in the PRC or (3) any date when financial institutions of PRC have the right to, or have to, suspend business operation

“Capital Increase Agreement”	the capital increase agreement dated 13 June 2019 entered into among CNPC, the Company, CNPC Capital and CNPC Finance

“Closing Date”	the date on which the Existing Shareholders make payment of capital contributions to CNPC Finance upon the satisfaction of the conditions precedent to the Proposed Capital Increase under the Capital Increase Agreement

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團有限公司), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company

“CNPC Capital”	CNPC Capital Company Limited (中國石油集團資本有限責任公司), a company established under the laws of the PRC with limited liability and an indirect non-wholly owned subsidiary of CNPC

“CNPC Finance” or “Target Company”	China Petroleum Finance Company Limited (中油財務有限責任公司), a company established under the laws of the PRC with limited liability. As at the date of the announcement, CNPC, the Company and CNPC Capital holds 40%, 32% and 28% of the equity interests in CNPC Finance, respectively

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with ADSs listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“connected person”	has the meanings ascribed to it under the Listing Rules

“controlling shareholder”	has the meanings ascribed to it under the Listing Rules

“Director(s)”	directors of the Company

“Existing Shareholders”	CNPC, the Company and CNPC Capital

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“Proposed Capital Increase”	the proposed capital increase of CNPC Finance pursuant to the Capital Increase Agreement

“Reference Date”	31 December 2018, being the audit reference date for the Proposed Capital Increase

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“subsidiaries”	has the meanings ascribed to it under the Listing Rules

“Transitional Period”	the period from the Reference Date to the Closing Date

“%”	percent

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, the PRC

13 June 2019

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman, Mr. Zhang Wei as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; Mr. Hou Qijun as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.